Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278-02

September 18, 2023

NSTAR Electric Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	NSTAR Electric Company doing business as Eversource Energy
Security:	$150,000,000 5.60% Debentures due 2028
Principal Amount:	$150,000,000
Maturity Date:	October 1, 2028
Coupon:	5.60%
Benchmark Treasury:	4.375% due August 31, 2028
Benchmark Treasury Price / Yield:	99-20 1/4 / 4.458%
Spread to Benchmark Treasury:	115 basis points
Yield to Maturity:	5.608%
Price to Public:	99.964% of the principal amount
Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing April 1, 2024
Redemption Provisions:	Make-whole call at any time prior to September 1, 2028 (one month prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par
Trade Date:	September 18, 2023
Settlement Date*:	September 25, 2023 (T+5)
CUSIP / ISIN:	67021C AU1 / US67021CAU18
Expected Ratings**:	A1 (Moody’s); A (S&P); A+ (Fitch)
Joint Book-Running Managers:	BofA Securities, Inc.
Goldman Sachs & Co. LLC PNC Capital Markets LLC RBC Capital Markets, LLC TD Securities (USA) LLC
Co-Manager:	Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the Securities initially will settle T+5 (on September 25, 2023) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade Securities prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; PNC Capital Markets LLC toll-free at (855) 881-0697; RBC Capital Markets, LLC toll-free at (866) 375-6829; or TD Securities (USA) LLC toll-free at (855) 495-9846.